Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, September 27, 2022 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), hereby informs its shareholders and the market in general that it has concluded the Company’s share buyback program started on August 3, 2022, which was approved at the Board of Directors Meeting (“July/2022 Program”), according to the material fact disclosed on July 27, 2022. The Company acquired 20,000,000 (twenty million) shares on the stock exchange market regular trading session, at an average price of R$46.84/share, totaling R$937 million.

After carrying out the acquisition of shares under the July/2022 Program, the Company holds in treasury the amount of 51,911,569 (fifty-one million, nine hundred and eleven thousand, five hundred and sixty-nine) common shares.

São Paulo, September 27, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer